Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months
	Ended September 30,
	2010	2009 (b)

Earnings available to cover fixed charges:
Income before income taxes	$457	$375
Less: Income from equity investees	1	1

	456	374
Plus: Fixed charges	236	208
Amortization of capitalized interest	7	10
Less: Capitalized interest	4	8

Earnings available to cover fixed charges	$695	$584

Fixed charges (a):
Interest	$213	$181
Capitalized interest	4	8
Interest portion of rental expense	19	19

Total fixed charges	$236	$208

Ratio of earnings to fixed charges	2.94x	2.81x

(a)	Consists of interest expense on all indebtedness (including costs related to the early extinguishment of debt and the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

(b)	Ratio computation has been amended to (i) exclude income from equity investees from the determination of earnings available to cover fixed charges and (ii) include capitalized interest within total fixed charges. Ratio was previously reported as 2.89x.

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